Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2021 $	April 30, 2021 $
ASSETS		(unaudited)	(audited)
Current assets
Cash		40,700	41,759
Amounts receivable		2,758	2,858
Sales tax receivable		112	491
Inventory		1,295	1,204
Unbilled revenue		665	770
Prepaid expenses		1,295	1,776
		46,825	48,858
Restricted cash		80	79
Deposit on equipment		82	52
Investment	7	110	111
Property and equipment	8	4,057	4,024
Intangible assets	9	5,531	6,058
Goodwill		7,752	7,777
Total assets		64,437	66,959
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	2,979	3,011
Sales tax payable		26	140
Deferred revenue		1,257	1,111
Income taxes payable		56	326
Convertible debentures – liability component	12	1,342	—
Leases	13	956	986
Deferred acquisition payments	5, 6	—	498
		6,616	6,072
Convertible debentures – liability component	12	—	1,531
Leases	13	991	940
Deferred income tax liability		1,392	1,492
		8,999	10,035
SHAREHOLDERS' EQUITY
Share capital	14	80,876	80,102
Convertible debentures – equity component	12	110	127
Contributed surplus	14	8,302	7,201
Accumulated other comprehensive income (loss)		(801)	(687)
Deficit		(33,049)	(29,819)
		55,438	56,924
Total liabilities and shareholders’ equity		64,437	66,959

Nature of operations (Note 1)

Subsequent event (Note 14)

Approved and authorized on behalf of the Board of Directors on September 8, 2021

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2021 $	2020 $
REVENUE		4,588	3,765
COST OF SALES		2,082	1,355
GROSS PROFIT		2,506	2,410
EXPENSES
Advertising		163	33
Amortization and depreciation	8, 9	670	678
Bad debt expense (recovery)		(3)	(16)
Consulting fees		173	37
Foreign exchange loss (gain)		14	20
Insurance		480	36
Interest and bank charges		79	170
Management fees	15	—	197
Office and general		275	148
Professional fees		301	188
Rent		31	97
Repairs and maintenance		48	9
Research and development		1,119	309
Salaries and benefits	15	1,473	1,351
Share-based payments	14, 15	1,116	97
Telephone and utilities		10	13
Travel		23	17
		5,972	3,384
Loss before other income (expenses) and income taxes		(3,466)	(974)
OTHER INCOME (EXPENSES)
Accretion	5, 6, 12	(24)	(101)
Grant income	16	—	568
Subsidy income	16	1	139
Interest and other income		4	—
Unrealized foreign exchange gain		443	—
		424	606
Loss before income taxes		(3,042)	(368)
Income taxes		(188)	(181)
NET LOSS FOR THE PERIOD		(3,230)	(549)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO LOSS
Exchange difference on translating foreign operations		(114)	915
COMPREHENSIVE LOSS FOR THE PERIOD		(3,344)	366
LOSS PER SHARE – BASIC AND DILUTED		(0.17)	(0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		19,223,643	14,483,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Deficit $	Total $
Balance, April 30, 2020	13,984,018	34,087	—	3,778	(300)	(22,479)	15,086
Shares issued pursuant to deferred acquisition payment to IPA Europe	132,833	511	—	—	—	—	511
Shares issued pursuant to option exercise	36,180	237	—	(99)	—	—	138
Shares issued pursuant to warrant exercise	661,100	3,567	—	(53)	—	—	3,514
Convertible debentures	—	—	204	—	—	—	204
Share-based payments	—	—	—	97	—	—	97
Comprehensive income (loss) for the period	—	—	—	—	915	(549)	366

Balance July 31, 2020	14,814,131	38,402	204	3,723	615	(23,028)	19,916
Shares issued pursuant to deferred acquisition payment to UPE	203,178	1,047	—	—	—	—	1,047
Shares issued pursuant to option exercise	152,920	810	—	(264)	—	—	546
Shares issued pursuant to warrant exercise	1,907,317	11,858	—	(356)	—	—	11,502
Shares issued pursuant to conversion of convertible debentures	232,934	981	(77)	—	—	—	904
Share-based payments	—	—	—	2,651	—	—	2,651
Shares issued pursuant to bought deal offering of common shares	1,858,736	27,004	—	1,447	—	—	28,451
Comprehensive loss for the period	—	—	—	—	(1,302)	(6,791)	(8,093)

Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	3,500	28	—	(10)	—	—	18
Shares issued pursuant to warrant exercise	2,194	13	—	(5)	—	—	8
Shares issued pursuant to conversion of convertible debentures	52,940	230	(17)	—	—	—	213
Share-based payments	—	—	—	1,116	—	—	1,116
Comprehensive loss for the period	—	—	—	—	(114)	(3,230)	(3,344)

Balance, July 31, 2021	19,269,338	80,876	110	8,302	(801)	(33,049)	55,438

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

(in thousands)	2021 $	2020 $
Operating activities:
Net loss for the period	(3,230)	(549)
Items not affecting cash:
Amortization and depreciation	957	912
Deferred income taxes	(95)	—
Accretion	24	101
Foreign exchange	(429)	111
Share-based payments	1,116	97
	(1,657)	672
Changes in non-cash working capital related to operations:
Amounts receivable	119	(1,108)
Inventory	(93)	(199)
Unbilled revenue	106	(700)
Prepaid expenses	482	79
Accounts payable and accrued liabilities	(63)	551
Sales and income taxes payable and receivable	(7)	260
Deferred revenue	148	853
Net cash provided by (used in) operating activities	(965)	408
Investing activities:
Purchase of equipment	(340)	(11)
Internally generated development costs	—	(21)
Deferred acquisition payment	—	(519)
Net cash used in investing activities	(340)	(551)
Financing activities:
Proceeds on share issuance, net of transaction costs	26	3,651
Repayment of leases	(236)	(267)
Loan repayments	—	(16)
Proceeds from convertible debentures, net of transaction costs	—	2,202
Repayment of debentures	—	(2,000)
Net cash provided by (used in) financing activities	(210)	3,570
Increase (decrease) in cash during the period	(1,515)	3,427
Foreign exchange	457	29
Cash – beginning of the period	41,838	2,691
Cash – end of the period	40,780	6,147
Cash is comprised of:
Cash	40,700	6,062
Restricted cash	80	85
	40,780	6,147
Cash paid for interest	26	62
Cash paid for income tax	548	10

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020. The Company is a supplier of custom hybridoma development services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $3.2 million for the three months ended July 31, 2021 and has accumulated a deficit of $33.0 million as of July 31, 2021.  The Company has $40.7 million cash on hand as of July 31, 2021 which will sustain its existing operations through at least 2022. The Company may need to raise additional funds in order to funds its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.  Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed interim consolidated financial statements.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2021. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together wit the audited annual financial statements for the year ended April 30, 2021.

These condensed interim consolidated financial statements were approved by the Board of Directors.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - July 31, 2021	% Equity Interest - April 30, 2021	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	US dollar
U-Protein Express B.V. (“U-Protein”)	0%	0%	Netherlands	Euro
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe", formerly ModiQuest Research B.V.)	100%	100%	Netherlands	Euro
Immulease B.V. ("Immulease")	0%	0%	Netherlands	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	100%	Canada	Canadian dollar

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company incorporated new subsidiaries ImmuoPrecise Antibodies (Quebec), Ltd and 9438-9244 Quebec Inc on March 30, 2021.

The Company merged U-Protein Express B.V. and Immulease B.V. into ImmunoPrecise Antibodies (Europe) B.V., a wholly owned subsidiary of ImmunoPrecise Netherlands B.V., on January 1, 2021.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates.  The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted no new accounting standards during the three months ended July 31, 2021.

Standards not yet adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid.  Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Property and equipment

The Company has used estimates in the determination of the expected useful lives of property and equipment.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts.  The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered.  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and sub-contractors.  The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s).  Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2021 and no impairment was indicated
for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 17.02% and 13.10%, respectively, were used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

The Company provides antibody production and related services in one distinct segment.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

Leases

The Company uses judgement in the determination of lease terms, including any renewal, termination, or purchase options, along with decommissioning or restoration costs. In determination of the present value of the lease payment the Company uses the interest rate implicit in the lease if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate.

5.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company acquired all of the issued and outstanding shares of U-Protein for €6.83 million on terms as follows:

•	€2.7 million (CAD$4.1 million) was paid in cash on closing;
•	606,101 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A rate of 16.2% was used. The changes in the value of the deferred payments during the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	932
Accretion expense	89
Payment	(1,047)
Foreign exchange	26
Balance, April 30, 2021 and July 31, 2021	—

6.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7.0 million on terms as follows:

•	€2.5 million (CAD$4.0 million) was paid in cash on closing;
•	1,320,080 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €666,666.

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14.0% was used. The changes in value of the deferred payments during the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	1,894
Accretion expense	133
Repayment	(1,540)
Foreign exchange	11
Balance, April 30, 2021	498
Repayment	(503)
Foreign exchange	5
Balance, July 31, 2021	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

7.	INVESTMENT

Investment consists of a 29% (April 30, 2021 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded using the equity method, being the best approximation of the investment’s fair value.  Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.   The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

8.	PROPERTY AND EQUIPMENT

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2020	54	36	50	2,384	50	351	3,098	6,023
Additions	42	—	—	582	45	2	2,001	2,672
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(188)	—	—	—	(188)
Foreign exchange	—	—	(1)	(48)	(1)	—	(33)	(83)
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	8,406
Additions	—	—	—	250	—	—	232	482
Disposals	(21)	(5)	—	—	—	—	—	(26)
Foreign exchange	—	—	—	1	(1)	—	1	1
Balance, July 31, 2021	75	31	49	2,981	93	353	5,281	8,863

Accumulated Depreciation:
Balance, April 30, 2020	37	18	35	700	7	226	1,922	2,945
Depreciation	24	10	8	711	21	70	800	1,644
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(42)	—	—	—	(42)
Foreign exchange	—	—	(1)	(35)	(1)	—	(110)	(147)
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	4,382
Depreciation	6	1	2	184	6	15	238	452
Disposals	(21)	(5)	—	—	—	—	—	(26)
Foreign exchange	(1)	1	(1)	—	—	—	(1)	(2)
Balance, July 31, 2021	45	25	43	1,518	33	311	2,831	4,806

Net Book Value:
April 30, 2021	35	8	7	1,396	67	57	2,454	4,024
July 31, 2021	30	6	6	1,463	60	42	2,450	4,057

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

9.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives. The intellectual property has a useful life of 10 years, and the proprietary processes have a useful life of 5 years. The internally generated development costs commence amortization once the development process is ready to be used. The changes in the value of the intangible assets during the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Total $
Cost:
Balance, April 30, 2020	115	4,159	7,765	140	12,179
Costs expensed	(80)	—	—	—	(80)
Foreign exchange	(2)	(70)	(130)	(2)	(204)
Balance, April 30, 2021	33	4,089	7,635	138	11,895
Additions	—	—	—	—	—
Foreign exchange	—	(13)	(24)	(1)	(38)
Balance, July 31, 2021	33	4,076	7,611	137	11,857

Accumulated Amortization:
Balance, April 30, 2020	—	1,054	2,840	—	3,894
Amortization	1	421	1,647	—	2,069
Foreign exchange	—	(30)	(96)	—	(126)
Balance, April 30, 2021	1	1,445	4,391	—	5,837
Amortization	2	101	402	—	505
Foreign exchange	—	(4)	(12)	—	(16)
Balance, July 31, 2021	3	1,542	4,781	—	6,326

Net Book Value:
April 30, 2021	32	2,644	3,244	138	6,058
July 31, 2021	30	2,534	2,830	137	5,531

10.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the "Debentures") financing in the principal amount of $4.3 million (the “Offering”). The Debentures were unsecured, bore interest at a rate of 10% per annum, payable semi-annually, and were due eighteen months from the date of issue.

The changes in the value of the Debentures during the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	2,000
Repayment	(2,000)
Balance, April 30, 2021 and July 31, 2021	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

11.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020.  The loan was secured by certain equipment, bore an interest rate of 4% per annum and was repayable in monthly installments of €2,250.  The interest was owed per month in arrears. The principal outstanding at July 31, 2021 is €nil (CAD$nil) (April 30, 2021 – €nil (CAD$nil)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021.  The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675.  The interest is owed per month in arrears. The principal outstanding at July 31, 2021 is €nil (CAD$nil) (April 30, 2021 – €nil (CAD$nil)).

On April 15, 2020, the Company was approved for a US$209,000 loan under the Paycheck Protection Program ("PPP") administered by the U.S. Small Business Administration. The loan accrues interest at 1% per annum and is repayable in monthly installments of US$11,761 starting in November 2020 until April 2022.  The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company met the requirements for full loan forgiveness.

(in thousands)	$
Balance, April 30, 2020	312
Loan repayments and foreign exchange	(32)
Loan forgiven	(280)
Balance, April 30, 2021 and July 31, 2021	—

12.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

In advance of the closing of the New Debentures, the Company had received $313,268 of the proceeds as at April 30, 2020.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $213,623 to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $82,580 and incurred legal and filing fees of $29,331.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $102,811 allocated to the New Debentures and $9,100 allocated to the equity component.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

During the period ended July 31, 2021, the Company recorded accretion expense of $23,860 (April 30, 2021 – $124,381). The changes in the value of the New Debentures during the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2020	—	—
Proceeds	2,413	213
Transaction costs	(102)	(9)
Accretion expense	124	—
Conversion to shares	(904)	(77)
Balance, April 30, 2021	1,531	127
Accretion expense	24	—
Conversion to shares	(213)	(17)
Balance, July 31, 2021	1,342	110

13.	LEASES

The Company entered into certain equipment and automobile leases expiring between 2021 and 2024 with interest rates of between 8% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018, May 2018, May 2019, June 2019, December 2019, and August 2020.  With the adoption of IFRS 16, Leases, the Company recognized a lease obligation with regard to the office leases.  The terms and the outstanding balances as at July 31, 2021 and April 30, 2021 are as follows:

(in thousands)	July 31, 2021 $	April 30, 2021 $
Equipment under lease in monthly instalments of $19,750 with interest rate of 8% per annum and an end date of May 2023.	351	396
Automobile under lease in monthly instalments of $1,182 with an interest rate of 8% per annum and an end date of September 2023.	28	31
Automobile under lease in monthly instalments of $1,052 with an interest rate of 8% per annum and an end date of August 2024.	34	37
Right-of-use asset from office lease repayable in monthly instalments of $6,806 and an interest rate of 8% per annum and an end date of May 2024.	211	223
Right-of-use asset from office lease repayable in monthly instalments of $17,746 and an interest rate of 8% per annum and an end date of December 2022. The monthly instalment is adjusted annually based on the consumer price index.	284	303
Right-of-use asset from office lease repayable in monthly instalments of $28,760 and an interest rate of 8% per annum and an end date of December 2023. The monthly instalment is adjusted annually based on the consumer price index.	756	616
Right-of-use asset from office lease repayable in monthly instalments of $14,480 and an interest rate of 8% per annum and an end date of April 2023.	283	320
Current portion	(956)	(986)
Non-current portion	991	940

As at July 31, 2021, the Company’s lab equipment and automobile include a net carrying amount of $353,555 (April 30, 2021 – $402,883) for the leased equipment and $60,828 (April 30, 2021 – $66,881) for the leased automobile.  The net carrying amount of the right-of-use assets from office lease obligation is $1.5 million (April 30, 2021 – $1.4 million).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2022	808
2023	968
2024	333
2025	11
Total minimum lease payments	2,120
Less: imputed interest	(173)
Total present value of minimum lease payments	1,947
Less: Current portion	(956)
Non-current portion	991

14.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)	Consolidation:

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-Consolidation shares for one post-Consolidation share. All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

c)	Share capital transactions:

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 6).  The common shares were valued at $511,405.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of U-Protein (Note 5).  The common shares were valued at $1.0 million.

During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to the exercise of stock options for total gross proceeds of $683,755.  A value of $363,175 was transferred from contributed surplus to share capital as a result.  The weighted average share price at the dates the stock options were exercised was $11.70.

During the year ended April 30, 2021, the Company issued 2,568,417 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million. A value of $409,106 was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to the conversion of $990,000 principal balance of convertible debentures.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million (CAD $27.7 million), net proceeds less underwriting discounts and commissions of U.S. $19.6 million (CAD $24.7 million).

On February 10, 2021, Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million (CAD $4.1 million), net proceeds less underwriting discounts and commissions of U.S. $3.0 million (CAD $3.8 million).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe (Note 6). The common shares were valued at $503,243.

During the three months ended July 31, 2021, the Company issued 3,500 common shares pursuant to the exercise of stock options for total gross proceeds of $17,525. A value of $10,156 was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $8.05.

During the three months ended July 31, 2021, the Company issued 2,194 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $7,679. A value of $4,948 was transferred from contributed surplus to share capital as a result.

During the three months ended July 31, 2021, the Company issued 52,940 common shares with a value of $230,510 pursuant to the conversion of $225,000 principal balance of convertible debentures.

Subsequent Events

Subsequent to July 31, 2021, the Company issued 55,500 common shares pursuant to the exercise of stock options for total gross proceeds of $220,275. A value of $150,087 was transferred from contributed surplus to share capital as a result.

Subsequent to July 31, 2021, the Company issued 22,352 common shares pursuant to the conversion of $95,000 principal balance of convertible debentures.

d)	Options

On August 13, 2020, the Company granted 50,000 stock options, exercisable at $7.50 per option, to a consultant of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date, one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $204,749 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $6.85, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.33%, and an expected life of 3 years.

On September 1, 2020, the Company granted 270,000 stock options, exercisable at $8.50 per option, to officers and an employee of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $1,613,117 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.15, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.31%, and an expected life of 5 years.

On January 6, 2021, the Company granted 25,000 stock options, exercisable at $20.30 per option, to directors of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date and one-quarter 12 months after grant date.  The fair value of these options was estimated to be $292,572 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

On January 6, 2021, the Company granted 238,000 stock options, exercisable at $20.30 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $2,785,284 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

On May 9, 2021, the Company granted 10,000 stock options, exercisable at US $7.72 per option, to members of the Company’s strategic board. The options are subject to vesting conditions as follows: one-third one year after grant date; one-third two years after grand date and one-third three years after grant date. The fair value of these options was estimated to be $58,698 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $9.42, dividend yield of 0%, expected volatility of 78%, a risk-free rate of 0.70%, and expected life of 5 years.

On June 13, 2021, the Company granted 43,750 stock options, exercisable at US $7.14 per option, to a consultant of the Company. The options vested immediately. The fair value of these options was estimated to be $236,067 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.63, dividend yield of 0%, expected volatility of 78%, a risk-free rate of 0.71%, and expected life of 3 years.

Expected volatility of all options granted up to September 1, 2020 was based on the historical volatility of similar companies.  Expected volatility of options granted subsequent to that date is based on the historical volatility of the company over the prior 2 years.

During the three months ended July 31, 2021 the Company has recorded $1.1 million (2020 - $97,273) of share-based payments expense.

The changes in the stock options for the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020 (outstanding)	1,063,000	3.84	3.03
Granted	583,000	13.73	—
Exercised	(189,100)	3.62	—
Forfeited	(6,000)	7.60	—
Balance, April 30, 2021 (outstanding)	1,450,900	7.88	3.06
Granted	53,750	8.73	—
Exercised	(3,500)	5.01	—
Balance, July 31, 2021 (outstanding)	1,501,150	7.93	2.83
Unvested	(393,334)	13.38	4.11
Exercisable, July 31, 2021	1,107,816	5.99	2.37

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

Details of the options outstanding as at July 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
December 20, 2021	1.50	0.39	46,000	—	46,000
September 18, 2022	5.05	1.13	142,400	—	142,400
January 3, 2023	3.25	1.43	50,000	—	50,000
February 7, 2023	2.35	1.52	140,000	—	140,000
April 3, 2023	5.05	1.67	8,000	3,667	4,333
August 13, 2023	7.50	2.04	50,000	12,500	37,500
September 24, 2023	4.75	2.15	19,000	—	19,000
November 7, 2023	4.10	2.27	20,000	—	20,000
December 31, 2023	5.00	2.42	250,000	—	250,000
January 11, 2024	5.00	2.45	60,000	—	60,000
April 1, 2024	3.85	2.67	50,000	16,667	33,333
June 1, 2024(1)	8.91	2.84	43,750	—	43,750
October 1, 2024	2.38	3.17	50,000	—	50,000
October 3, 2024	2.50	3.18	30,000	—	30,000
September 1, 2025	8.50	4.09	270,000	180,000	90,000
January 6, 2026	20.30	4.44	262,000	170,500	91,500
May 9, 2026(2)	9.63	4.78	10,000	10,000	—
	7.93	2.83	1,501,150	393,334	1,107,816
(1)	US $7.14
(2)	US $7.72

e)	Warrants

The changes in the warrants for the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	3,411,500	5.25	0.91
Exercised	(2,533,200)	5.88	—
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	—	—	—
Balance, July 31, 2021	878,300	3.50	0.65

Details of the warrants outstanding as at July 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.65	878,300

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

f)	Finder’s Warrants

On February 8, 2021, the Company issued 113,139 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering of 1,616,293 common shares. The fair value of these warrants was estimated to be US $994,646 (CAD $1.3 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

On February 10, 2021, the Company issued 16,972 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering over-allotment of 242,443 common shares. The fair value of these warrants was estimated to be US $141,766 (CAD $180,029) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

The changes in the finder’s warrants for the three months ended July 31, 2021 and the year ended April 30, 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	81,994	3.50	1.90
Issued	130,111	20.65	—
Exercised	(35,217)	3.50	—
Balance, April 30, 2021	176,888	3.50	3.75
Exercised	(2,194)	3.50	—
Balance, July 31, 2021	174,694	16.51	3.53

Details of the finder’s warrants outstanding as at July 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.65	44,583
February 3, 2026(1)	20.97	4.52	130,111
	16.51	3.53	174,694
(1)	US $16.81

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Dr. Yasmina Abdiche, former Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of U-Protein; and Directors of the Company. During the three months ended July 31, 2021 and 2020, the compensation for key management is as follows:

(in thousands)	2021 $	2020 $
Management fees	—	16
Salaries and other short-term benefits	679	604
Severance (included in salaries)	8	63
Share-based payments	312	90
Director compensation (included in salaries)	113	—
	1,112	773

At July 31, 2021, included in accounts payable and accrued liabilities is $435,208 (April 30, 2021 - $1,194,600) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

16.	GRANT AND SUBSIDY INCOME

In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of US$1.5 million by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against SARS-CoV-2. The total grant project cost is US$2.0 million, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or US$500,000. In addition, the Company has been awarded a US$75,000 grant from the state of North Dakota to fund its PolyTope mAb Therapy platform, which the Company is using to developing treatments for the coronavirus (COVID-19) and other pathogens. The Company has recorded a total of nil and $568,135 during the three months ended July 31, 2021 and July 31, 2020, respectively, related to these grants.

The Canadian Emergency Wage and Rent Subsidy programs (CEWS and CERS) were put in place by government of Canada to provide a wage and rent subsidy to eligible employers. This initiative was to help get Canadians hired back quickly as provincial and territorial economies began to reopen, and provide financial relief to companies impacted by COVID-19. The Company recognized subsidy of $1,362 during the three months ended July 31, 2021 and $139,149 during the three months ended July 31, 2020 related to these programs.

The PPP was implemented in the United States to help businesses impacted by COVID-19 keep their workforce employed. Borrowers were eligible for full forgiveness if certain conditions were met. The Company applied for a loan of US$209,000 and the loan was fully forgiven during the year ended April 30, 2021.

17.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2021 and April 30, 2021, the Company has one reportable segment, being antibody production and related services.

During the three months ended July 31, 2021, the Company had sales to nil (2020 - nil) customer who in aggregate accounted for more than 10% of revenue.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

The Company’s revenues are allocated to geographic segments for the three months ended July 31, 2021 and 2020 as follows:

(in thousands)	2021 $	2020 $
United States of America	1,933	1,752
Canada	434	292
Europe	2,023	1,284
Other	198	437
	4,588	3,765

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2021 and 2020 as follows:

(in thousands)	2021 $	2020 $
Project revenue	4,299	3,473
Product sales revenue	274	288
Cryo storage revenue	15	4
	4,588	3,765

The Company’s non-current assets are allocated to geographic segments as of July 31, 2021 and April 30, 2021 as follows:

	July 31, 2021 $	April 30, 2021 $
North America	2,000	2,153
Netherlands	15,612	15,948
	17,612	18,101

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2021 and 2020 is as follows:

(in thousands)	2021 $	2020 $
North America - Corporate	(2,097)	(680)
North America	(1,560)	(299)
Netherlands	427	430
	(3,230)	(549)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2021 and 2020 is as follows:

Interest and accretion (in thousands)	2021 $	2020 $
North America - Corporate	63	188
North America	16	24
Netherlands	24	59
	103	271

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

Amortization and depreciation (in thousands)	2021 $	2020 $
North America - Corporate	19	7
North America	193	180
Netherlands	745	743
	957	930

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2021 and 2020

(Expressed in Canadian Dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	July 31, 2021 $	July 31, 2020 $
Acquisition of building and equipment by capital lease	250	770
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	503	511

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2021 $
Deferred acquisition payments	498	—	—	(503)	—	5	—
Convertible debentures	1,531	—	—	(213)	24	—	1,342
Leases	1,926	(236)	250	—	—	7	1,947
Total	3,955	(236)	250	(716)	24	12	3,289

			Non-cash changes
(in thousands)	April 30, 2020 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2020 $
Deferred acquisition payments	2,825	(519)	—	(511)	70	111	1,976
Debentures	2,000	(2,000)	—	—	—	—	—
Convertible debentures	313	1,998	—	—	31	—	2,342
Loans payable	312	(16)	—	—	—	—	296
Leases	1,884	(267)	685	—	—	85	2,387
Total	7,334	(804)	685	(511)	101	196	7,001